SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                          VISTA EXPLORATION CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   92835R 10 8
                                 (CUSIP Number)


                             Roger V. Davidson, Esq.
                     Ballard, Spahr, Andrews & Ingersoll LLP
                          1225 17th Street, Suite 2300
                             Denver, Colorado 80202
                                 (303) 292-2400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 16, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only)

     Charles A. Ross, Sr.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions) PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     USA

  Number of                (7)  Sole Voting Power: 1,400,000
    Shares
 Beneficially              (8)  Shared Voting Power: 0
   Owned by
     Each                  (9)  Sole Dispositive Power: 1,400,000
  Reporting
    Person                 (10) Shared Dispositive Power: 0
     With:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,400,000

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     63.93 %

(14) Type of Reporting Person (See Instructions)

     IN

Item 1. Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Vista Exploration Corporation, a Colorado corporation ("Vista"). The address of the principal executive offices of Vista is 11952 Farley, Shawnee Mission, Kansas 66213.

Item 2. Identity and Background.

     Charles A. Ross, Sr.
     11952 Farley, Shawnee Mission, KS 66213
     Present principal occupation or employment: President of Vista Principal business and address of organization in which employment is conducted: 11952 Farley, Shawnee Mission, KS 66213

     During the last five years Mr. Ross has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Ross purchased 900,000 shares of Vista Common Stock for $1,000 in cash. Mr. Ross has an exercisable option to acquire 500,000 shares of Vista Common Stock at a price of $0.10 per share, which option terminates on March 31, 2007.

Item 4. Purpose of Transaction.

     In April 2001, Mr. Ross acquired 900,000 shares from Corporate Management Services, Inc., our controlling shareholder, in order to acquire control of Vista and to change Vista from an inactive company to a company active in the oil and gas business. On September 16, 2002, Vista repurchased a total of 4,400,000 shares of Common Stock from certain shareholders, which decreased the number of issued and outstanding shares of Vista Common Stock from 6,090,000 to 1,690,000. As a result, the percentage of shares beneficially owned by Mr. Ross increased from 21.24% to 63.93%.

     (a) It is not anticipated that any additional Vista securities will be acquired by Mr. Ross or that any Vista securities will be disposed of by Mr. Ross.

     (b)  None.

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Ross beneficially owns 1,400,000 shares of Common Stock, which represents approximately 63.93% of the issued and outstanding shares of Common Stock. Mr. Ross' percentage ownership increased from 21.24% to 63.93% due to the repurchase of 4,400,000 shares of Common Stock by Vista on September 16, 2002.

     (b) Mr. Ross has sole power to vote or direct the vote and to dispose or direct the disposition of 1,400,000 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Mr. Ross during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Ross.

     (e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Ross is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 16, 2002


     Charles A. Ross, Sr.
     --------------------
     Charles A. Ross, Sr.